Hunni Co

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-156,179.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-66,990.00
SAFE AGREEMENT WF	154,262.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**87,272.90**
Net cash provided by operating activities	**$ -68,906.46**
FINANCING ACTIVITIES	
Common Stock INV	70,000.00
Opening Balance Equity	72,185.86
Owner's Pay & Personal Expenses	-8,250.00
Net cash provided by financing activities	**$133,935.86**
NET CASH INCREASE FOR PERIOD	**$65,029.40**
CASH AT END OF PERIOD	**$65,029.40**